

Eddy Kaljic · 3rd

Head of Partnerships at HotelsByDay | DayAxe

New York, New York · 500+ connections · Contact info

HotelsByDay

Pace University

Experience

Head Of Partnerships

HotelsByDay · Contract
May 2016 – Present · 3 yrs 10 mos
Greater New York City Area

Key Responsibilities:
- Talk with hoteliers, get to know them.
- Acquire new leads from various channels.
- Inbound/Outbound sales (i.e new hotels).
- Educate new Sales Directors
- Communicate with revenue managers to upsell their hotels (i.e rates, time-bands, inventory)
- Help hotels attract more clientele.
- Attend hospitality oriented events ...see more



HBD - Brief to Hoteliers

Ambassador

SBS Silence Business Solutions · Contract
May 2019 – Present · 10 mos
Greater New York City Area

At SBS, we focus on and commit ourselves to the performance of our products in terms of acoustics, air change, temperature control, lighting, materials, and ergonomics. We are already working on the new generation of connected mobile-furniture which is fulfilling many specific functions such as e-learning, outsourcing, power-napping, which will effectively cor ...see more

Summer Internship

Kushner Companies
Jul 2015 · 1 mo
55 Bay St, Jersey City

-Analyze and interprete site plans.
-Deliver important site plans between contractor and ownership offices.
-Make photocopies of site plans and project files.
-Attend meetings with projects managers. ...see more

Summer Internship

Kushner Companies
Jul 2013 · 1 mo
The Puck Building

-Analyze and interprete site plans.
-Deliver important site plans between contractor and ownership offices.
-Make photocopies of site plans and project files.
-Attend meetings with projects managers. ...see more

Education

Pace University
Bachelor's Degree, Philosophy
2017 – 2021

School of the Future
2008 – 2015

Licenses & Certifications

ACE Mentor Program Architecture/Engineering
ACE Mentor New York

Skills & Endorsements

Marketing · 6
Mattan Danino and 5 connections have given endorsements for this skill

Sales · 4
Mattan Danino and 3 connections have given endorsements for this skill

Public Speaking · 4
Mattan Danino and 3 connections have given endorsements for this skill

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